Filed Pursuant to Rule 424(b)(2)
Registration No. 333-126811

Pricing Supplement to the Prospectus dated September 21, 2005 and the Prospectus Supplement dated September 22, 2005

$5,000,000
BARCLAYS BANK PLC

Medium-Term Notes, Series A
100% Principal Protected Notes due December 7, 2007
Linked to the Performance of a Basket of Currencies

Issuer:	Barclays Bank PLC

Issue Date:	December 7, 2005

Maturity Date:	December 7, 2007

Coupon:	We will not pay you interest during the term of the Notes.

Basket:

A basket consisting of equally weighted allocations of the following currencies (each a “Basket Currency, and together, the “Basket Currencies”): the Australian Dollar; the Singapore Dollar; the Chinese Renminbi; the Korean Won; and the Japanese Yen.

Participation Rate:	100%

Payment at Maturity:	At maturity, you will receive a cash payment per $1,000 principal amount of your Notes equal to $1,000 plus the basket return, which may be zero.

Basket Return:	The basket return equals $1,000 times the participation rate times the basket performance. However, if the basket performance is less than or equal to zero, the basket return will equal zero.

Basket Performance:

The “basket performance” equals the average of the percentage change (which may be positive or negative) in the exchange rates between each of the five Basket Currencies and the U.S. Dollar from December 1, 2005 (the “initial valuation date”) to November 30, 2007 (the “final valuation date”), inclusive. The exchange rate for each Basket Currency will equal the rate of conversion of such Basket Currency into U.S. Dollars on the relevant date, expressed as the number of units of such Basket Currency per one U.S. Dollar (as described further in “The Basket-Exchange Rate”). The basket performance will be calculated as follows:

Where,

C(i)Final = exchange rate of each Basket Currency C(i) on the final valuation date.

C(i)Initial = exchange rate of each Basket Currency C(i) on the initial valuation date.

CUSIP No:	06738CHK8

See “Risk Factors” beginning on page PS-6 of this pricing supplement for risks related to an investment in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The Notes are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Fees and Discounts	Proceeds to Barclays Bank PLC

Per Note	100%	1.5%	98.5%
Total	$5,000,000	$75,000	$4,925,000

Barclays Capital
Pricing Supplement dated December 1, 2005

TABLE OF CONTENTS

PRICING SUPPLEMENT

PRICING SUPPLEMENT SUMMARY	PS-1
RISK FACTORS	PS-6
THE BASKET	PS-9
VALUATION OF THE NOTES	PS-13
SPECIFIC TERMS OF THE NOTES	PS-13
USE OF PROCEEDS AND HEDGING	PS-16
CAPITALIZATION OF BARCLAYS BANK PLC	PS-17
SUPPLEMENTAL TAX CONSIDERATIONS	PS-18

PROSPECTUS SUPPLEMENT

THE BARCLAYS BANK GROUP	S-1
USE OF PROCEEDS	S-1
DESCRIPTION OF MEDIUM-TERM NOTES	S-1
FORM, DENOMINATION AND LEGAL OWNERSHIP OF NOTES	S-5
PAYMENT AND PAYING AGENTS	S-5
CONSIDERATIONS RELATING TO INDEXED NOTES	S-9
CONSIDERATIONS RELATING TO NOTES DENOMINATED OR PAYABLE IN OR LINKED TO A NON-U.S. DOLLAR CURRENCY	S-11
TAX CONSIDERATIONS	S-13
EMPLOYEE RETIREMENT INCOME SECURITY ACT	S-24
PLAN OF DISTRIBUTION	S-24
VALIDITY OF SECURITIES	S-26

PROSPECTUS

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	3
PRESENTATION OF FINANCIAL INFORMATION	3
THE BARCLAYS BANK GROUP	3
USE OF PROCEEDS	3
RATIOS OF EARNING TO FIXED CHARGES AND PREFERENCE SHARE DIVIDENDS AND OTHER APPROPRIATIONS	3
CAPITALIZATION AND INDEBTEDNESS	5
DESCRIPTION OF DEBT SECURITIES	6
DESCRIPTION OF PREFERENCE SHARES	26
DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS	31
DESCRIPTION OF SHARE CAPITAL	36
TAX CONSIDERATIONS	38
PLAN OF DISTRIBUTION	51
SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES	53
WHERE YOU CAN FIND MORE INFORMATION	53
FURTHER INFORMATION	54
VALIDITY SECURITIES	54
EXPERTS	54
EXPENSES OF ISSUANCE AND DISTRIBUTION	54

PRICING SUPPLEMENT SUMMARY

The following is a summary of terms of the Notes, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Notes. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and in the accompanying prospectus and the accompanying prospectus supplement. References to the “prospectus” mean our accompanying prospectus, dated September 21, 2005, and references to the “prospectus supplement” mean our accompanying prospectus supplement, dated September 22, 2005, which supplements the prospectus.

This section summarizes the following aspects of the Notes:

•	What are the Notes and how do they work?

•	What are some of the risks of the Notes?

•	Is this the right investment for you?

•	What are the tax consequences?

•	How do the Notes perform at maturity?

What Are the Notes and How Do They Work?

The Notes are medium-term notes issued by Barclays Bank PLC offering 100% principal protection and 100% participation in any appreciation in the value of a basket of currencies (the “Basket Currencies”) during the term of the Notes.

At maturity, you will receive a cash payment per $1,000 principal amount of your Notes equal to $1,000 plus the basket return, which may be zero.

The “basket return” equals $1,000 times the participation rate times the basket performance. However, if the basket performance is less than or equal to zero, the basket return will equal zero. The basket performance equals the average of the “percentage change” (which may be positive or negative) in the exchange rates between each of the five Basket Currencies and the U.S. Dollar from December 1, 2005 (the “initial valuation date”) to November 30, 2007 (the “final valuation date”), inclusive. The exchange rate for each Basket Currency will equal the rate of conversion of such Basket Currency into U.S. Dollars on the relevant date, expressed as the number of units of such Basket Currency per one U.S. Dollar. The basket performance will be calculated as follows:

Where,

C(i)Final = Exchange Rate of each Basket Currency C(i) on the final valuation date.

C(i)Initial = Exchange Rate of each Basket Currency C(i) on the initial valuation date.

You will receive the full principal amount of your Notes if you hold them to maturity, regardless of the performance of the basket.

We will not pay you interest during the term of the Notes.

For a further description of how your payment at maturity will be calculated, see “ – How Do the Notes Perform at Maturity? – Examples” below and “Specific Terms of the Notes” in this pricing supplement.

There will be no basket return payable at maturity if the basket performance is zero or negative.

What Are Some of the Risks of the Notes?

•

Market Risk – The extent to which the return on the Notes is positive is linked to the basket performance, which will depend on the aggregate performance of the Basket Currencies. The value of any currency, including the Basket Currencies, may be affected by complex political and economic factors. The value of each Basket Currency relative to the U.S. Dollar is, at any moment, the result of the interaction between many factors directly or indirectly affecting economic or political developments in the originating country of each Basket Currency and the United States, including economic and political developments in other countries.

•

No Principal Protection Unless You Hold the Notes to Maturity – You will be entitled to receive at least the full principal amount of the Notes only if you hold your Notes to maturity. The market value of the Notes may fluctuate between the date you purchase them and maturity. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold your Notes to maturity.

•	No Interest Payments – You will not receive any periodic interest payments on the Notes.

•

There May Be Little or No Secondary Market for the Notes – The Notes will not be listed on any U.S. securities exchange or quotation system. There can be no assurance that a secondary market for the Notes will develop. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold the Notes to maturity.

Is This the Right Investment for You?

The Notes may be a suitable investment for you if:

•	You are willing to hold the Notes to maturity.

•	You are willing to accept the risk of fluctuations in the value of currencies in general and the value of the Basket Currencies in particular.

•	You believe the basket performance will be positive over the term of the Notes.

•	You seek an investment that offers principal protection when held to maturity.

•	You do not seek current income from this investment.

•	You seek an investment with a return linked to the performance of the Basket Currencies.

The Notes may not be a suitable investment for you if:

•	You are unable or unwilling to hold the Notes to maturity.

•	You are not willing to be exposed to fluctuations in the value of currencies in general and the value of the Basket Currencies in particular.

•	You believe the basket performance will be negative over the term of the Notes.

•	You prefer the lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings.

•	You seek current income from your investment.

•	You seek an investment for which there will be an active secondary market.

What Are the Tax Consequences?

Your Note will be treated as a debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes. Some of the tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental Tax Considerations – Supplemental U.S. Tax Considerations” in this pricing supplement.

Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of an administrative or judicial ruling to the contrary, to characterize the Notes for tax purposes as a debt instrument subject to special rules governing contingent payment obligations. As a result, if you are a U.S. holder, even though we will only make interest payments (if any) on your Note at maturity, you will generally be required to take into income an amount of interest for each accrual period determined by constructing a projected payment schedule for your Note and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. These rules will generally have the effect of requiring you to include such amounts in income in respect of your Note prior to your receipt of cash attributable to such income.

How Do the Notes Perform at Maturity?

Set forth below is an explanation of the steps necessary to calculate the payment at maturity on a $1,000 investment in the Notes.

Step 1: Calculate the basket performance.

The exchange rate for each Basket Currency will equal the rate of conversion of such Basket

Currency into U.S. dollars on the relevant date, expressed as the number of units of such Basket Currency per one U.S. dollar. The basket performance will be calculated as follows:

Where,

C(i)Final = exchange rate of each Basket Currency C(i) on the final valuation date.

C(i)Initial = exchange rate of each Basket Currency C(i) on the initial valuation date.

Step 2: If the basket performance is positive, calculate the basket return.

Basket Return = $1,000 Í Participation Rate Í Basket Performance

If the basket performance is less than or equal to zero, the basket return will be zero.

Step 3: Calculate the payment at maturity.

At maturity, you will receive a cash payment per $1,000 principal amount of your Notes equal to $1,000 plus the basket return, which may be zero.

You will not receive less than the full principal amount of the Notes if you hold them to maturity.

Hypothetical Examples

Assumptions:

Basket:	A basket of currencies consisting of equally weighted allocations of the following currencies: the Australian Dollar, the Singapore Dollar, the Chinese Renminbi, the Korean Won and the Japanese Yen.

Initial Investment:	$ 1,000

Payment at Maturity:	At maturity, you will receive a cash payment per $1,000 principal amount of your Notes equal to $1,000 plus the basket return, which may be zero.

Example 1

Currency	Initial Value	Final Value	Performance	Weight	Weighted Performance

Chinese Renminbi	8.0798	7.5618	6.41%	20.00%	1.28%
Australia Dollar	1.3495	1.0024	25.72%	20.00%	5.14%
Korean Won	1036.90	805.67	22.30%	20.00%	4.46%
Singapore Dollar	1.6906	1.2498	26.07%	20.00%	5.21%
Japanese Yen	120.62	98.45	18.38%	20.00%	3.68%

Basket Performance					19.78%
Basket Return					19.78%

Payment at Maturity					$1,197.77
Return at Maturity					19.78%

Example 2

Currency	Initial Value	Final Value	Performance	Weight	Weighted Performance

Chinese Renminbi	8.0798	8.0001	0.99%	20.00%	0.20%
Australia Dollar	1.3495	1.6784	-24.37%	20.00%	-4.87%
Korean Won	1036.90	1456.78	-40.49%	20.00%	-8.10%
Singapore Dollar	1.6906	1.9904	-17.73%	20.00%	-3.55%
Japanese Yen	120.62	145.78	-20.86%	20.00%	-4.17%

Basket Performance					-20.49%
Basket Return					0.00%

Payment at Maturity					$1,000.00
Return at Maturity					0.00%

Return Profile at Maturity

The table set forth below shows the hypothetical return on a $1,000 investment in the Notes based upon basket performance, expressed as a percentage, ranging from 100% to -100%.

% Basket Performance	Basket Return	Payment at Maturity	% Return on Notes

100.0%	$1,000.00	$2,000.00	100.00%
90.0%	$900.00	$1,900.00	90.00%
80.0%	$800.00	$1,800.00	80.00%
70.0%	$700.00	$1,700.00	70.00%
60.0%	$600.00	$1,600.00	60.00%
50.0%	$500.00	$1,500.00	50.00%
40.0%	$400.00	$1,400.00	40.00%
30.0%	$300.00	$1,300.00	30.00%
20.0%	$200.00	$1,200.00	20.00%
10.0%	$100.00	$1,100.00	10.00%
0.0%	$—	$1,000.00	0.00%
-10.0%	$(100.00)	$1,000.00	0.00%
-20.0%	$(200.00)	$1,000.00	0.00%
-30.0%	$(300.00)	$1,000.00	0.00%
-40.0%	$(400.00)	$1,000.00	0.00%
-50.0%	$(500.00)	$1,000.00	0.00%
-60.0%	$(600.00)	$1,000.00	0.00%
-70.0%	$(700.00)	$1,000.00	0.00%
-80.0%	$(800.00)	$1,000.00	0.00%
-90.0%	$(900.00)	$1,000.00	0.00%
-100.0%	$(1,000.00)	$1,000.00	0.00%

RISK FACTORS

The Notes are not secured debt and are riskier than ordinary unsecured debt securities. The return on the Notes is linked to the performance of the Basket Currencies. Investing in the Notes is not equivalent to investing directly in the Basket Currencies themselves.

This section describes the most significant risks relating to an investment in the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, before investing in the Notes.

The Notes Are Intended to Be Held to Maturity. Your Principal Is Only Protected If You Hold Your Notes to Maturity

You will receive at least the full principal amount of your Notes only if you hold them to maturity. If you sell your Notes in the secondary market prior to maturity, you will not receive principal protection on the portion of your Notes sold. You should be willing to hold your Notes to maturity.

Your Principal May Not Appreciate; You Will Not Benefit from Any Appreciation in the Value of Any Basket Currency If Such Appreciation is Not Reflected in the Value of the Basket Currency On the Final Valuation Date.

If the basket performance is zero percent on the final valuation date, the payment at maturity with respect to each Note will be limited to the principal amount. This will be true even though the value of the basket as of some date or dates prior to the final valuation date may have been greater than the initial basket value, because the payment at maturity will be calculated only on the basis of the value of the basket on the final valuation date. You should therefore be prepared not to make any gain on the principal amount of your Notes during the term of the Notes.

The Market Value of the Notes May Be Influenced by Many Unpredictable Factors, Including Fluctuations in Currency Prices

The market value of your Notes may fluctuate between the date you purchase them and the maturity date. Therefore, if you sell your Notes in the secondary market prior to maturity, you may have to sell them at a substantial loss. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that generally the trading value of the Basket Currencies relative to the U.S. Dollar will affect the market value of the Notes more than any other factor. Other factors that may influence the market value of the Notes include:

•	the time remaining to the maturity of the Notes;

•	supply and demand for the Notes, including inventory positions with Barclays Capital Inc. or any other market maker;

•	the general interest rate environment;

•	economic, political or financial events that affect the value of the Basket Currencies relative to the U.S. Dollar; or

•	the creditworthiness of Barclays Bank PLC.

These factors interrelate in complex ways, and the effect of one factor on the market value of your Notes may offset or enhance the effect of another factor. The following paragraphs describe the expected impact on the market value of your Notes given a change in a specific factor, assuming all other conditions remain constant.

The Value of the Basket is Related to Changes in the Value of the Basket Currencies Relative to the U.S. Dollar

The value of any currency, including the Basket Currencies and the U.S. Dollar, may be affected by complex political and economic factors. The value of each Basket Currency relative to the U.S. Dollar is at any moment a result of the supply and demand for the two currencies, and changes in the relative value of the currencies will result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the originating country of each Basket Currency and in the United States, including economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in such countries and in the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of such countries, the United States and other countries important to international trade and finance.

Foreign exchange rates can either be fixed by sovereign governments or floating. Exchange rates of most economically developed nations, including those issuing the Basket Currencies (with the exception of China), are permitted to fluctuate in value relative to the U.S. Dollar. However, governments do not always allow their currencies to float freely in response to economic forces. Governments, including those issuing the Basket Currencies, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the trading value of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Notes is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the Notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting the Basket Currencies, the U.S. Dollar or any other currency.

Specific Risks Related to the Chinese Renminbi

The exchange rate between the Chinese Renminbi and the U.S. Dollar is managed by the Chinese government, and may also be influenced from time to time by political or economic developments in the People’s Republic of China or elsewhere by macroeconomic factors and speculative actions. Since the beginning of 1994, the Chinese government has used a managed floating exchange rate system, under which the People’s Bank of China allows the renminbi to float within a specified band around the central exchange rate that is published daily by the People’s Bank. In July 2005, the bank revalued the Renminbi by 2% and announced that in the future it would set the value of the Renminbi with reference to a basket of currencies rather than solely with reference to the U.S. dollar. To the extent that management of the Renminbi results in trading levels that do not further reflect market forces, any further changes in the government’s management of its currency could result in significant movement in the exchange rate between the Chinese Renminbi and the U.S. Dollar.

Even Though Currency Trades Around-The-Clock, Your Notes Will Not

The interbank market in foreign currencies is a global, around-the-clock market. As a consequence, the hours of trading for the Notes will not conform to the hours during which the Basket Currencies and the U.S. Dollar are traded. Significant price and rate movements may take place in the underlying foreign exchange markets while the Notes are not being traded and, as a consequence, the value of your Notes could decrease between the end of one trading day and the beginning of the next. The possibility of such movements should be taken into account in relating the value of the Notes to those in the underlying foreign exchange markets.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the final basket value. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

Changes in Interest Rate Levels Are Expected to Affect the Trading Value of the Notes

Changes in interest rate levels are expected to affect the trading value of the Notes. In general, the trading value of the Notes is expected to increase if U.S. interest rates increase and to decrease if U.S. interest rates decrease. If interest rates increase or decrease in markets based on any of the Basket Currencies, the trading value of the Notes may be adversely affected. Interest rates may also affect the economies of the countries issuing the Basket Currencies or the United States and, in turn, the value of the Basket Currencies and therefore the value of the basket and the market value of the Notes.

Changes in the Volatility of the Basket Currencies are Likely to Affect the Trading Value of the Notes

The volatility of the Basket Currencies refers to size and frequency of changes in the value of the Basket Currencies relative to the U.S. Dollar. In general, if the volatility of the Basket Currencies increases, it is expected that the trading value of the Notes will also increase. If the volatility of the Basket Currencies decreases, it is expected that the trading value of the Notes will also decrease.

You Will Not Receive Interest Payments on the Notes

As an owner of the Notes, you will not receive any periodic interest payments on the Notes.

There May Not Be an Active Trading Market in the Notes; Sales in the Secondary Market May Result in Significant Losses

There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange, the Nasdaq National Market System or any electronic communications network. Barclays Capital Inc. and other affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the Notes, although they are not required to do so. If they decide to engage in such transactions, they may stop at any time.

If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price and, as a result you may suffer substantial losses.

Trading and Other Transactions by Barclays Bank PLC or its Affiliates in the Foreign Exchange or Currency Derivatives Market May Impair the Market Value of the Notes

As described below under “Use of Proceeds and Hedging” in this pricing supplement, Barclays Bank PLC or one or more affiliates may hedge its foreign currency exposure, including its foreign currency exposure under the Notes, by entering into foreign exchange and currency derivative transactions. Although they are not expected to, any of these trading or hedging activities may adversely affect the trading value of the Basket Currencies relative to the U.S. Dollar and, therefore, the value of the basket and the market value of the Notes. It is possible that Barclays Bank PLC or one or more of its affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines.

Barclays Bank PLC and one or more of its affiliates may also participate in the interbank foreign exchange and currency derivative markets on a regular basis as part of its general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers. Any of these activities could adversely affect the trading value of the Basket Currencies relative to the U.S. Dollar and, therefore, the value of the basket and the market value of the Notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Basket Currencies or other currencies. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the Notes.

Our Business Activities May Create Conflicts of Interest

As noted above, we and our affiliates expect to engage in trading activities related to the Basket Currencies or other currencies which are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interest in the Notes and the interests we and our affiliates will have in our proprietary accounts and, in facilitating transactions for our customers and in accounts under our management. These trading activities, if they influence the trading value of the Basket Currencies relative to the U.S. Dollar, could be adverse to the interests of the holders of the Notes. Moreover, we and Barclays Capital Inc. have published and in the future expect to publish research reports with respect to some or all of the Basket Currencies. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. The research should not be viewed as a recommendation or endorsement of the Notes in any way and investors must make their own independent investigation of the merits of this investment. Any of these activities by us, Barclays Capital Inc. or our other affiliates may affect the exchange rates of the Basket Currencies and, therefore, the market value of the Notes.

There Are Potential Conflicts of interest Between You and the Calculation Agent

Initially, Barclays Bank PLC will serve as the calculation agent. We will, among other things, decide the amount of the return paid out to you on the Notes at maturity. For a fuller description of the calculation agent’s role, see “Specific Terms of the Notes – Role of Calculation Agent” in this pricing supplement. The calculation agent will exercise its judgment when performing its functions. For example, if any Reuters page specified under “The Basket – Exchange Rates”, or the successor page thereto, is not available on the final valuation date, the calculation agent will be required to determine the applicable Exchange Rate for such date in a commercially reasonable manner. Since this determination by the calculation agent may affect the payment to you at maturity in respect of your Notes, the calculation agent may have a conflict of interest if it needs to make such a determination.

THE BASKET

General

The basket is comprised of five currencies: the Australian Dollar, the Singapore Dollar, the Chinese Renminbi, the Korean Won and the Japanese Yen. Neither Barclays Bank PLC nor any of its affiliates makes any representation or warranty as to the performance of the Basket Currencies or the basket.

The inclusion or exclusion of a currency in the basket is not a recommendation to acquire or divest any interest in such currency, and neither Barclays Bank PLC nor any of its affiliates make any representations or warranties to any holder of the Notes as to the performance of the basket or any Basket Currency. Any prospective investor in the Notes should understand the foreign exchange market and currency derivative market and should undertake an independent investigation of the Basket Currencies such as in its judgment is appropriate to make an informed decision with respect to an investment in the Notes.

Barclays Bank PLC or its affiliates may presently or from time to time engage in trading activities related to the Basket Currencies (e.g. participating in the interbank foreign exchange market and currency derivative markets) which are not for the account of holders of the Notes or on their behalf or may render investment advice to a third party with respect to one or more currency investments. In the course of such business, Barclays Bank PLC or its affiliates may acquire nonpublic information with respect to such currency investments and, in addition, one or more affiliates of Barclays Bank PLC may produce and/or publish research reports with respect to such currency investments. Barclays Bank PLC does not make any representation or warranty to any purchaser of a Note with respect to any matters whatsoever relating to such activities.

Calculating the Value of the Basket

The basket is designed to allow investors to participate in the appreciation of five currencies relative to the U.S. Dollar over the term of the Notes. The basket consists of equally weighted allocations of the following currencies: the Australian Dollar; the Singapore Dollar; the Chinese Renminbi; the Korean Won; and the Japanese Yen. Any aggregate appreciation in the Basket Currencies relative to the U.S. Dollar will result in an increase in the value of the basket. Conversely, any depreciation in the Basket Currencies relative to the U.S. Dollar will result in a decrease in the value of the basket.

Exchange Rates

The exchange rate for each Basket Currency, for purposes of determining the value of the basket on any given day, including the initial valuation date, will be determined as described below:

•	Australian Dollars – The value in Australian dollars of one U.S. Dollar, based on the 12:00 p.m./noon exchange rate published on the relevant day on Reuters page 1FEE.

•	Singapore Dollars – The value in Singapore dollars of one U.S. Dollar, based on the 12:00 p.m./noon exchange rate published on the relevant day on Reuters page 1FEE.

•	Chinese Renminbi – The value in Chinese Renminbi of one U.S. Dollar, based on the 12:00 p.m./noon exchange rate published on the relevant day on Reuters page 1FEE.

•	Korean Won – The value in Korean Won of one U.S. Dollar, based on the 12:00 p.m./noon exchange rate published on the relevant day on Reuters page 1FEE.

•	Japanese Yen – The value in Japanese Yen of one U.S. Dollar, based on the 12:00 p.m./noon exchange rate published on the relevant day on Reuters page 1FEE.

If any of the Reuters pages described above, or the successor page thereto, is not available on the final valuation date, the calculation agent shall determine the applicable exchange rate for such date in a commercially reasonable manner.

Exchange Rates on Initial Valuation Date

Australian Dollars	Singapore Dollars	Chinese Renminbi	Korean Won	Japanese Yen

1.3495	1.6906	8.0798	1036.9	120.62

Historical Information

Exchange Rates

The following table sets forth for the dates indicated in 2000, 2001, 2002, 2003, 2004 and 2005 the exchange rates between each Basket Currency and the U.S. Dollar. The historical prices of the Basket Currencies should not be taken as an indication of the future exchange rates for the Basket Currencies.

	Australian	Singapore	Chinese	Korean	Japanese
	Dollar	Dollar	Renminbi	Won	Yen

31-Jan-00	1.569858713	1.7025	8.2777	1124.93	107.32
29-Feb-00	1.618908855	1.7235	8.2786	1131.1	110.32
31-Mar-00	1.647175095	1.7117	8.2787	1116.43	102.78
28-Apr-00	1.712622024	1.707	8.2799	1109.75	108.18
31-May-00	1.747030049	1.7333	8.2773	1129.45	107.65
30-Jun-00	1.673920321	1.7284	8.2782	1115.03	106.12
31-Jul-00	1.722059583	1.7326	8.2792	1116.75	109.43
31-Aug-00	1.735207357	1.721	8.2786	1107.78	106.67
29-Sep-00	1.842299189	1.7393	8.2798	1115.15	108.14
31-Oct-00	1.928640309	1.756	8.2775	1137	108.83
30-Nov-00	1.894657067	1.7537	8.2777	1215.5	110.38
29-Dec-00	1.78986934	1.7345	8.2774	1265	114.41
31-Jan-01	1.816530427	1.7434	8.2781	1257.5	116.57
28-Feb-01	1.900057002	1.7444	8.2783	1254	117.37
30-Mar-01	2.059732235	1.8044	8.2777	1331.5	126.33
30-Apr-01	1.951600312	1.8214	8.2774	1315.5	123.48
31-May-01	1.974333662	1.81	8.277	1280	119.22
29-Jun-01	1.953888238	1.8226	8.2767	1300.5	124.65
31-Jul-01	1.961168857	1.803	8.277	1298	125
31-Aug-01	1.888217523	1.7402	8.2769	1279.5	118.79
28-Sep-01	2.035416243	1.7652	8.2768	1304.5	119.56
31-Oct-01	1.987676406	1.8235	8.2768	1290.5	122.42
30-Nov-01	1.916443082	1.8314	8.2774	1273	123.48
31-Dec-01	1.962708538	1.8455	8.2765	1313.5	131.66
31-Jan-02	1.969667126	1.8377	8.2766	1311.5	134.68
28-Feb-02	1.930129319	1.8314	8.2765	1318	133.36
29-Mar-02	1.876876877	1.8432	8.2774	1327	132.73
30-Apr-02	1.857700167	1.8158	8.2773	1294.05	128.54
31-May-02	1.762735766	1.7879	8.2765	1221.5	124.22
28-Jun-02	1.774937877	1.7672	8.2771	1201.25	119.47
31-Jul-02	1.842978253	1.7635	8.2766	1188	119.85
30-Aug-02	1.816530427	1.7498	8.2768	1201.95	118.46
30-Sep-02	1.842978253	1.7793	8.2772	1222.5	121.81
31-Oct-02	1.802776275	1.768	8.2772	1220	122.48
29-Nov-02	1.782848993	1.7655	8.2772	1208.75	122.54
31-Dec-02	1.780626781	1.7345	8.277	1185.7	118.79
31-Jan-03	1.703287345	1.7393	8.2769	1174	119.87
28-Feb-03	1.64365549	1.7363	8.2775	1193.65	118.1
31-Mar-03	1.654533422	1.7641	8.2774	1254.45	118.09
30-Apr-03	1.595914459	1.7756	8.277	1215.25	118.88
30-May-03	1.531862745	1.733	8.2768	1206	119.3
30-Jun-03	1.48456057	1.761	8.2775	1193.05	119.8
31-Jul-03	1.541307028	1.7605	8.2773	1180	120.55
29-Aug-03	1.544640099	1.7545	8.2771	1178.35	116.92

Historical Information – Exchange Rates (continued)

		Australian	Singapore	Chinese	Korean	Japanese
		Dollar	Dollar	Renminbi	Won	Yen

30-Sep-03		1.470372004	1.7277	8.277	1150.1	111.49
31-Oct-03		1.411233418	1.738	8.2766	1183.63	109.94
28-Nov-03		1.38064338	1.724	8.277	1202.05	109.63
31-Dec-03		1.329787234	1.6995	8.2767	1192.1	107.22
30-Jan-04		1.308557969	1.6932	8.2768	1173.5	105.71
27-Feb-04		1.292323598	1.697	8.2769	1176.53	109.11
31-Mar-04		1.304291118	1.6748	8.277	1147.27	104.22
30-Apr-04		1.387539892	1.7034	8.2771	1173.35	110.52
31-May-04		1.398210291	1.6976	8.2768	1160.1	109.51
30-Jun-04		1.43000143	1.7177	8.2766	1155.45	108.77
30-Jul-04		1.423082396	1.7189	8.277	1170.1	111.35
31-Aug-04		1.420252805	1.7105	8.2765	1152.45	109.17
30-Sep-04		1.374192662	1.684	8.2765	1151.85	110.05
29-Oct-04		1.336183859	1.6637	8.2766	1119.35	105.81
30-Nov-04		1.293828438	1.6374	8.2765	1048.5	103.07
31-Dec-04		1.281558375	1.6317	8.2765	1035.1	102.63
31-Jan-05		1.28915818	1.6377	8.2764	1026	103.7
28-Feb-05		1.263104711	1.6219	8.2765	1004.03	104.63
31-Mar-05		1.293828438	1.6506	8.2764	1015.45	107.15
29-Apr-05		1.279918085	1.6375	8.2764	997.1	104.75
31-May-05		1.32310135	1.6665	8.2767	1008	108.57
30-Jun-05		1.311647429	1.6856	8.2764	1034.5	110.92
29-Jul-05		1.321702353	1.6631	8.1056	1026.95	112.5
31-Aug-05		1.323977228	1.6813	8.0998	1034.5	110.6
30-Sep-05		1.312335958	1.692	8.092	1042.4	113.51
31-Oct-05		1.336541032	1.6934	8.0845	1040.5	116.4
30-Nov-05		1.35501355	1.6915	8.0804	1033.7	119.81
1-Dec-05	*	1.3495	1.6906	8.0798	1036.9	120.62

Source: Bloomberg/Reuters

*	The closing prices for December 1, 2005 do not reflect month end.

VALUATION OF THE NOTES

Prior to Maturity

The market value of the Notes will be affected by several factors many of which are beyond our control. We expect that generally the trading value of the Basket Currencies relative to the U.S. dollar will affect the market value of the Notes more than any other factor. Other factors that may influence the market value of the Notes include, but are not limited to, supply and demand for the Notes, the volatility of currency exchange rates, economic, financial, and political events that affect the trading value of the Basket Currencies relative to the U.S. Dollar, as well as the perceived creditworthiness of Barclays Bank PLC. See “Risk Factors” in this pricing supplement for a discussion of the factors that may influence the market value of the Notes prior to maturity.

SPECIFIC TERMS OF THE NOTES

In this section, references to “holders” mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled “Form, Denomination and Legal Ownership of Notes” in the accompanying prospectus supplement and “Description of Debt Securities – Legal Ownership; Form of Debt Securities” in the accompanying prospectus.

The Notes are part of a series of debt securities entitled “Medium-Term Notes, Series A” (the “medium-term notes”) that we may issue under the indenture, dated September 16, 2004, between Barclays Bank PLC and The Bank of New York, as trustee, from time to time. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to all medium-term notes are described in “Description of Medium-Term Notes” in the accompanying prospectus supplement. The terms described here (i.e. in this pricing supplement) supplement those described in the accompanying prospectus and prospectus supplement and, if the terms described here are inconsistent with those described in those documents, the terms described here are controlling.

Please note that the information about the price to the public and the net proceeds to Barclays Bank PLC on the front cover of this pricing supplement relates only to the initial sale of the Notes. If you have purchased the Notes in a market resale transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

We describe the terms of the Notes in more detail below.

Coupon

We will not pay you interest during the term of the Notes.

Denomination

We will offer the Notes in denominations of $1,000 and integral multiples thereof.

Payment at Maturity

You will receive a cash payment at maturity that is based on the basket performance, which may be positive or negative. The Notes are 100% principal protected and you will receive at least the full principal amount of your Notes if you hold them to maturity.

At maturity, you will receive a cash payment per $1,000 principal amount of your Notes equal to $1,000 plus the basket return, which may be negative.

The “basket return” will be equal to $1,000 times the participation rate times the basket performance. The “basket performance” equals the average of the percentage change (which may be positive or negative) in the exchange rates between each of the five Basket Currencies and the U.S. Dollar from December 1, 2005 (the “initial valuation date”) to November 30, 2007 (the “final valuation date”), inclusive. The exchange rate for each Basket Currency will equal the rate of conversion of such Basket Currency into U.S. Dollars on the relevant date, expressed as the number of units of such Basket Currency per one U.S. Dollar. The basket performance will be calculated as follows:

Where,

C(i)Final = exchange rate of each Basket Currency C(i) on the final valuation date.

C(i)Initial = exchange rate of each Basket Currency C(i) on the initial valuation date.

Maturity Date

if the maturity date stated on the cover of this pricing supplement is not a business day, in that case the maturity date will be the next following business day.

In the event that payment at maturity is deferred beyond the stated maturity date, penalty interest will not accrue or be payable with respect to that deferred payment.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Notes is accelerated, we will pay the default amount in respect of the principal of the Notes at maturity. We describe the default amount below under “– Default Amount”.

For the purpose of determining whether the holders of our medium-term notes, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the stated principal amount of each Note outstanding as the principal amount of that Note. Although the terms of the Notes may differ from those of the other medium-term notes, holders of specified percentages in principal amount of all medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the medium-term notes, including the Notes. This action may involve changing some of the terms that apply to the medium-term notes, accelerating the maturity of the medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under “Description of Debt Securities –Modification and Waiver” and “– Senior Events of Default, Subordinated Events of Default and Defaults; Limitations of Remedies”.

Default Amount

The default amount for the Notes on any day will be an amount, determined by the calculation agent in its sole discretion, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Notes, which we describe below, the holders of the Notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest – or, if there is only one, the only – quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final valuation date, then the default amount will equal the principal amount of the Notes.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•	A-1 or higher by Standard & Poor’s, a division of the McGraw Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment and Delivery

Any payment on or delivery of the Notes at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a business day with respect to the Notes, we mean a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City generally are authorized or obligated by law, regulation or executive order to close.

Role of Calculation Agent

Initially, Barclays Bank PLC will serve as the calculation agent. We may change the calculation agent after the original issue date of the Notes without notice. The calculation agent will make all determinations regarding the Exchange Rate of each Basket Currency, business days, the default amount, the basket performance, the basket return, the amount payable in respect of your Notes at maturity and any other calculations or determinations to be made by the calculation agent as specified herein. If any Reuters page specified under “The Basket – Exchange Rates”, or the successor page thereto, is not available on the final valuation date, the calculation agent shall determine the applicable Exchange Rate for such date in a commercially reasonable manner. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the attached prospectus supplement under “Use of Proceeds.” We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

In anticipation of the sale of the Notes, we or our affiliates expect to hedge our foreign currency exposure, including its foreign currency exposure under the Notes, by entering into foreign exchange and currency derivative transactions prior to or on the initial valuation date. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into.

We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

We or our affiliates may close out our or their hedge on or before the final valuation date. That step may involve sales or purchases of Basket Currencies or instruments based on the exchange rates of the Basket Currencies or the level of indices designed to track the performance of the Basket Currencies or other components of the currency market.

The hedging activity discussed above may adversely affect the market value of the Notes from time to time. See “Risk Factors” in this pricing supplement for a discussion of these adverse effects.

CAPITALIZATION OF BARCLAYS BANK PLC

The following table sets out the authorized and issued share capital of Barclays Bank PLC and the Group’s total shareholders’ equity, indebtedness and contingent liabilities as at June 30, 2005. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

As at June 30, 2005

‘000
Share capital of Barclays Bank PLC
Authorized ordinary share capital – shares of £1 each	3,000,000
Authorized preference share capital – shares of £100 each	400
Authorized preference share capital – shares of £1 each	1
Authorized preference share capital – shares of U.S.$100 each	400
Authorized preference share capital – shares of U.S.$0.25 each	80,000
Authorized preference share capital – shares of €100 each	400
Ordinary shares – issued and fully paid shares of £1 each	2,311,361
Preference shares – issued and fully paid shares of £100 each	75
Preference shares – issued and fully paid shares of £1 each	1
Preference shares – issued and fully paid shares of U.S.$100 each	100
Preference shares – issued and fully paid shares of U.S.$0.25 each	—
Preference shares – issued and fully paid shares of €100 each	240

£ million
Group total shareholders’ equity
Called up share capital	2,341
Share premium	8,786
Available for sale reserve	400
Cash flow hedging reserve	328
Other shareholders’ funds	2,551
Translation reserve	(35)
Retained earnings	7,479
Shareholders’ equity (excluding minority interests)	21,850

Minority interests	200

Total Shareholders’ equity	22,050

Group indebtedness(1)
Subordinated liabilities
Undated loan capital – non-convertible	4,366
Dated loan capital – convertible to preference shares	13
Dated loan capital – non-convertible(2)	6,930
Debt securities in issue(3)	93,328

Total indebtedness	104,637

Total capitalization and indebtedness	126,687

Group contingent liabilities
Acceptances and endorsements	271
Assets pledged as collateral security	35,703
Other contingent liabilities	8,503
Total contingent liabilities	44,477

Notes:

(1)	“Group indebtedness” includes interest accrued as at June 30, 2005 in accordance with International Financial Reporting Standards.

(2)	On September 9, 2005, Barclays Bank PLC issued $500,000,000 Callable Floating Rate Subordinated Notes due 2017.

(3)

On the basis of our own internal unaudited IFRS figures, the amount of debt securities in issue increased from £93 billion to approximately £106 billion between June 30, 2005 and October 31, 2005. This represents an increase of approximately 14%.

SUPPLEMENTAL TAX CONSIDERATIONS

The following is a general description of certain United States tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the United Kingdom and the United States of acquiring, holding and disposing of the Notes and receiving payments of interest, principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

The following section supplements the discussion of United States federal income taxation in the accompanying prospectus. The following section is the opinion of Sullivan & Cromwell LLP, counsel to Barclays Bank PLC. It applies to you only if you are a U.S. holder (as defined below), you acquire your Note in the offering at the offering price and you hold your Note as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a partnership or other pass-through entity;

•	a person that owns a note as a hedge or that is hedged against interest rate risks;

•	a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

•	a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the United States Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the United States federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

This section describes the tax consequences to a U.S. holder. You are a U.S. holder if you are a beneficial owner of a Note and you are for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a U.S. holder, this section does not apply to you.

Your Note will be treated as a debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes (the “Contingent Debt Rules”). The terms of your Note require you and us (in the absence of an administrative determination or a judicial ruling to the contrary) to treat your Note for all tax purposes as a debt instrument subject to the Contingent Debt Rules. By purchasing your Notes, you agree to these terms.

Under the Contingent Debt Rules, even though we will only make interest payments (if any) on the Note at maturity, you will be required to take into income an amount of interest for each accrual period determined by constructing a projected payment schedule for your Note and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed-rate debt instrument with terms and conditions similar to your Note (the “comparable yield”) and then determining as of the issue date a payment schedule that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in income in respect of your note prior to your receipt of cash attributable to such income.

Amounts included in income with respect to your Note will be interest income from sources outside the United States subject to the rules regarding the foreign tax credit allowable to a U.S. holder. Under the foreign tax credit rules, interest accrued in taxable years beginning before January 1, 2007 will generally be “passive” or “financial services” income, while interest accrued in taxable years after December 31, 2006 will generally be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit.

We have determined that the comparable yield is 4.9% per annum, compounded annually. We have also determined that the projected payment for the Notes, per $1,000 of principal amount, at the maturity date is $1,100.40 for each Note (which includes the stated principal amount of the Note as well as the final projected payment). You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your Note, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your Note, and we make no representation regarding the amount of contingent payments with respect to your Note.

You will recognize gain or loss upon the sale, exchange, redemption or maturity of your Note in an amount equal to the difference, if any, between the fair market value of the amount you receive at such time and your adjusted basis in your Note. In general, your adjusted basis in your note will equal the amount you paid for your Note, increased by the amount of interest you previously accrued with respect to your Note in accordance with the comparable yield.

Any gain you recognize upon the sale, exchange, redemption or maturity of your Note will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your Note, and thereafter, capital loss.

Backup Withholding and Information Reporting

Please see the discussion “Tax Considerations –United States Taxation – U.S. Holders –Information Reporting and Backup Withholding” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your Note.

$5,000,000
BARCLAYS BANK PLC
100% PRINCIPAL PROTECTED NOTES DUE DECEMBER 7, 2007
LINKED TO THE PERFORMANCE OF A BASKET OF CURRENCIES

PRICING SUPPLEMENT

DECEMBER 1, 2005
(TO PROSPECTUS DATED SEPTEMBER 21, 2005 AND
PROSPECTUS SUPPLEMENT DATED SEPTEMBER 22, 2005)

Barclays Capital